UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

American Oncology Network, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

028719102

(CUSIP Number)

Michelle Marcellus

AEA Growth Management LP

One Letterman Drive

Building C, Suite CM200

San Francisco, CA, 94129

(415) 891-2293

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 028719102

1.	Names of Reporting Persons AEA Growth Equity Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 501,702 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 501,702 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,702 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.99% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

As of the date hereof, AEA Growth Equity Fund LP (“Equity Fund”) directly holds 3,344,768 shares of Series A Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), of the Issuer, which such shares are convertible into 3,344,768 shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), of the Issuer (based on an initial conversion price of $10.00 per share, which is subject to adjustment upon the occurrence of certain events), at any time, at Equity Fund’s election. As a result of the Beneficial Ownership Blocker (defined herein), beneficial ownership of the Reporting Persons filing this Statement on Schedule 13D/A is capped at 4.99% of the outstanding Class A common stock, representing 501,702 shares of Class A common stock calculated as described herein.

(2)

The general partner of Equity Fund and AEA Growth Equity Fund (Parallel) LP (“Equity Fund Parallel”) is AEA Growth Equity Partners LP (“Equity Partners”). AEA Growth Equity GP LLC (“Equity GP”) is the general partner of AEA Growth Equity Partners LP. The sole member of Equity GP is AEA Management UGP LLC (“Management UGP”), a managing member of which is Brian R. Hoesterey (“Mr. Hoesterey”), who may be deemed to share voting and dispositive power with respect to the securities reported herein but disclaims beneficial ownership of the shares of Class A common stock reported herein except to the extent of his pecuniary interest therein.

(3)

The calculation is based on dividing (i) the aggregate number of shares of Class A common stock beneficially owned by Equity Fund as set forth in Row 11 by (ii) the sum of (a) 9,532,354 shares of Class A common stock outstanding as of September 20, 2023 as reported by the Issuer in a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on September 26, 2023 and (b) 501,702 shares of Class A common stock issuable upon the conversion of 501,702 shares of Series A Preferred Stock held directly by Equity Fund, which reflects the Beneficial Ownership Blocker.

CUSIP No. 028719102

1.	Names of Reporting Persons AEA Growth Equity Fund (Parallel) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 501,702 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 501,702 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,702 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.99% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

As of the date hereof, Equity Fund Parallel directly holds 1,260,067 shares of Series A Preferred Stock, which such shares are convertible into 1,260,067 shares of Class A common stock (based on an initial conversion price of $10.00 per share, which is subject to adjustment upon the occurrence of certain events), at any time, at Equity Fund Parallel’s election. As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons filing this Statement on Schedule 13D/A is capped at 4.99% of the outstanding Class A common stock, representing 501,702 shares of Class A common stock calculated as described herein.

(2)

The general partner of Equity Fund and Equity Fund Parallel is Equity Partners. Equity GP is the general partner of Equity Partners. The sole member of Equity GP is Management UGP, the managing member of which is Mr. Hoesterey, who may be deemed to share voting and dispositive power with respect to the securities reported herein but disclaims beneficial ownership of the shares of Class A common stock reported herein except to the extent of his pecuniary interest therein.

(3)

The calculation is based on dividing (i) the aggregate number of shares of Class A common stock beneficially owned by Equity Fund Parallel as set forth in Row 11 by (ii) the sum of (a) 9,532,354 shares of Class A common stock outstanding as of September 20, 2023 as reported by the Issuer in a Current Report on Form 8-K filed by the Issuer with the SEC on September 26, 2023 and (b) 501,702 shares of Class A common stock issuable upon the conversion of 501,702 shares of Series A Preferred Stock held directly by Equity Fund Parallel, which reflects the Beneficial Ownership Blocker.

CUSIP No. 028719102

1.	Names of Reporting Persons AEA Growth Equity Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 501,702 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 501,702 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,702 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.99% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons filing this Statement on Schedule 13D/A is capped at 4.99% of the outstanding Class A common stock, representing 501,702 shares of Class A common stock calculated as described herein.

(2)

The general partner of Equity Fund and Equity Fund Parallel is Equity Partners. Equity GP is the general partner of Equity Partners. The sole member of Equity GP is Management UGP, the managing member of which is Mr. Hoesterey, who may be deemed to share voting and dispositive power with respect to the securities reported herein but disclaims beneficial ownership of the shares of Class A common stock reported herein except to the extent of his pecuniary interest therein.

(3)

The calculation is based on dividing (i) the aggregate number of shares of Class A common stock beneficially owned by Equity Partners as set forth in Row 11 by (ii) the sum of (a) 9,532,354 shares of Class A common stock outstanding as of September 20, 2023 as reported by the Issuer in a Current Report on Form 8-K filed by the Issuer with the SEC on September 26, 2023 and (b) 501,702 shares of Class A common stock issuable upon the conversion of 501,702 shares of Series A Preferred Stock beneficially owned by Equity Partners, which reflects the Beneficial Ownership Blocker.

CUSIP No. 028719102

1.	Names of Reporting Persons AEA Growth Equity GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 501,702 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 501,702 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,702 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.99% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)

As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons filing this Statement on Schedule 13D/A is capped at 4.99% of the outstanding Class A common stock, representing 501,702 shares of Class A common stock calculated as described herein.

(2)

The general partner of Equity Fund and Equity Fund Parallel is Equity Partners. Equity GP is the general partner of Equity Partners. The sole member of Equity GP is Management UGP, the managing member of which is Mr. Hoesterey, who may be deemed to share voting and dispositive power with respect to the securities reported herein but disclaims beneficial ownership of the shares of Class A common stock reported herein except to the extent of his pecuniary interest therein.

(3)

The calculation is based on dividing (i) the aggregate number of shares of Class A common stock beneficially owned by Equity Partners as set forth in Row 11 by (ii) the sum of (a) 9,532,354 shares of Class A common stock outstanding as of September 20, 2023 as reported by the Issuer in a Current Report on Form 8-K filed by the Issuer with the SEC on September 26, 2023 and (b) 501,702 shares of Class A common stock issuable upon the conversion of 501,702 shares of Series A Preferred Stock beneficially owned by Equity GP, which reflects the Beneficial Ownership Blocker.

CUSIP No. 028719102

1.	Names of Reporting Persons AEA Management UGP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 501,702 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 501,702 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,702 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.99% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)

As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons filing this Statement on Schedule 13D/A is capped at 4.99% of the outstanding Class A common stock, representing 501,702 shares of Class A common stock calculated as described herein.

(2)

The general partner of Equity Fund and Equity Fund Parallel is Equity Partners. Equity GP is the general partner of Equity Partners. The sole member of Equity GP is Management UGP, the managing member of which is Mr. Hoesterey, who may be deemed to share voting and dispositive power with respect to the securities reported herein but disclaims beneficial ownership of the shares of Class A common stock reported herein except to the extent of his pecuniary interest therein.

(3)

The calculation is based on dividing (i) the aggregate number of shares of Class A common stock beneficially owned by Equity Partners as set forth in Row 11 by (ii) the sum of (a) 9,532,354 shares of Class A common stock outstanding as of September 20, 2023 as reported by the Issuer in a Current Report on Form 8-K filed by the Issuer with the SEC on September 26, 2023 and (b) 501,702 shares of Class A common stock issuable upon the conversion of 501,702 shares of Series A Preferred Stock beneficially owned by Management UGP, which reflects the Beneficial Ownership Blocker.

CUSIP No. 028719102

1.	Names of Reporting Persons Brian R. Hoesterey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 501,702 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 501,702 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,702 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.99% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons filing this Statement on Schedule 13D/A is capped at 4.99% of the outstanding Class A common stock, representing 501,702 shares of Class A common stock calculated as described herein.

(2)

The general partner of Equity Fund and Equity Fund Parallel is Equity Partners. Equity GP is the general partner of Equity Partners. The sole member of Equity GP is Management UGP, the managing member of which is Mr. Hoesterey, who may be deemed to share voting and dispositive power with respect to the securities reported herein but disclaims beneficial ownership of the shares of Class A common stock reported herein except to the extent of his pecuniary interest therein.

(3)

The calculation is based on dividing (i) the aggregate number of shares of Class A common stock beneficially owned by Equity Partners as set forth in Row 11 by (ii) the sum of (a) 9,532,354 shares of Class A common stock outstanding as of September 20, 2023 as reported by the Issuer in a Current Report on Form 8-K filed by the Issuer with the SEC on September 26, 2023 and (b) 501,702 shares of Class A common stock issuable upon the conversion of 501,702 shares of Series A Preferred Stock beneficially owned by Mr. Hoesterey, which reflects the Beneficial Ownership Blocker.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements certain items of the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2023 (the “Original Filing”) by AEA Growth Equity Fund LP (“Equity Fund”), AEA Growth Equity Fund (Parallel) LP (“Equity Fund Parallel”), AEA Growth Equity Partners LP (“Equity Partners”), AEA Growth Equity GP LLC (“Equity GP”), AEA Management UGP LLC (“Management UGP”), and Brian R. Hoesterey (“Mr. Hoesterey”) (collectively, the “Reporting Persons”). This Amendment No. 1 shall be referred to with the Original Filing as the “Schedule 13D.” The Original Filing remains in effect except to the extent that it is amended, restated, or superseded by information contained in this Amendment No. 1. Except as otherwise noted, capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.

This Amendment No. 1 is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated to read in its entirety as follows:

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired beneficial ownership of the shares of Class A common stock reported herein for investment purposes with the aim of increasing the value of their investment and the Issuer. The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions, or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions, or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations, and subject to the terms and conditions of any agreements between the Reporting Persons and the Issuer.

Stock Purchase Agreement

On October 9, 2023, Equity Fund, Equity Fund Parallel and HealthQuest Tactical Opportunities Fund, L.P. (“HealthQuest”) executed that certain Stock Purchase Agreement (the “HealthQuest Purchase Agreement”), pursuant to which HealthQuest shall purchase (i) from Equity Fund, 1,486,695 shares of Series A Preferred Stock for an aggregate purchase price of $14,527,189.74 and (ii) from Equity Fund Parallel, 560,080 shares of Series A Preferred Stock for an aggregate purchase price of $5,472,802.72 (collectively, the “HealthQuest Sale”). The HealthQuest Sale is expected to close on October 30, 2023. The Reporting Persons are currently evaluating and considering additional potential sales and transfers of a portion of the remaining shares of Series A Preferred Stock beneficially owned by them following the HealthQuest Sale for purposes of syndicating the investment with potential investors in Issuer. There is no assurance that the Reporting Persons will continue to pursue such potential transfers and sales or that any such additional syndication proposal will result in a completed transaction. Continued pursuit and completion of any such transaction is subject to many factors, many of which are outside the control of the Reporting Persons, including, but not limited to, the following: terms believed by the Reporting Persons to be favorable to them, the Reporting Persons’ ongoing assessment of the Issuer’s business and prospects; other developments concerning Issuer and its businesses generally; prevailing market conditions, including the market price of the securities of Issuer; and the availability of other investment opportunities.

In addition, pursuant to the HealthQuest Purchase Agreement, Equity Fund and Equity Fund Parallel agreed that, without the prior written consent of HealthQuest, Equity Fund and Equity Fund Parallel will not, for so long as (x) Equity Fund and Equity Fund Parallel own any shares of Series A Preferred Stock, and (y) HealthQuest continues to own any shares of Series A Preferred Stock acquired pursuant to the HealthQuest Purchase Agreement: (i) approve or consent to any action requiring the approval or consent of the holders of Series A Preferred Stock pursuant to Section 4(b) of the Certificate of Designations of the Issuer that affect the powers, preferences (economic or otherwise) or special rights of any holder of Series A Preferred Stock in a manner different than Equity Fund and Equity Fund Parallel; or (ii) approve any amendment of Section 4(b) of the Certificate of Designations of the Issuer.

Conversion Restriction Agreement

On October 12, 2023, the Reporting Persons entered into that certain Conversion Restriction Agreement (the “Conversion Restriction Agreement”) with the Issuer to implement a 4.99% beneficial ownership blocker (the “Beneficial Ownership Blocker”) which prevents the Reporting Persons from converting its shares of Series A Preferred Stock and/or exercising, converting, or exchanging for Class A common stock any other securities held by them as of the date of this Amendment No. 1 or hereafter acquired to the extent that such conversions, exercises, and/or exchanges would result in the Reporting Persons, together with any Attribution Parties (as defined in the Conversion Restriction Agreement, a copy of which is attached hereto as Exhibit E), beneficially owning more than 4.99% of the outstanding shares of Class A common stock as calculated in accordance with Rule 13d-3 under the Exchange Act, except on 61 days’ prior written notice to the Issuer that the Reporting Persons waive such limitation. The Conversion Restriction Agreement will automatically expire upon the earlier of (i) the date on which the Reporting Persons, together with any Attribution Parties, collectively beneficially own less than 5% of the outstanding shares of Class A common stock, assuming the exercise, conversion, and/or exchange of all securities held by the Reporting Persons or such Attribution Parties, or (ii) the consummation of a change in control of the Issuer.

General

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer, members of the board of directors of the Issuer, and/or or other third parties, to discuss matters regarding the Issuer, including but not limited to its operations, strategic direction, governance or capitalization, the formation of a syndicate of potential investors in Issuer, and potential business combinations or dispositions involving the Issuer or certain of its businesses. James Stith and Ravi Sarin, each Vice President of AEA Growth Management LP, the registered investment advisor to Equity Fund and Equity Fund Parallel, currently serve as directors of the Issuer and therefore will engage in regular discussions with the Issuer’s board of directors and management as part of their duties as a director.

Notwithstanding anything contained herein, the Reporting Persons intend to review their investment in the Issuer and the Issuer’s performance and market conditions periodically and to take such actions with respect to their investment as they deem appropriate in light of the circumstances existing from time to time. Accordingly, the Reporting Persons specifically reserve the right to change their intention with respect to any or all such matters described above. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: Issuer’s business and prospects; other developments concerning Issuer and its businesses generally; other business opportunities available to the Issuer; changes in law and government regulations; general economic conditions; and prevailing market conditions, including the market price of the securities of Issuer.

Except as set forth in this Item 4, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No.1 and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b)	As of the date hereof, Equity Fund directly holds 3,344,768 shares of Series A Preferred Stock, which such shares are convertible into 3,344,768 shares of Class A common stock, and Equity Fund Parallel directly holds 1,260,067 shares of Series A Preferred Stock, which such shares are convertible into 1,260,067 shares of Class A common stock. By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Exchange Act. As such, and as a result of the Beneficial Ownership Blocker, pursuant to Rule 13d-3 under the Exchange Act, such group may be deemed to beneficially own an aggregate of 501,702 shares of Class A common stock, which consists of shares of Class A common stock which would be received upon the conversion of shares of Series A Preferred Stock held by Equity Fund and/or shares of Class A common stock which would be received upon the conversion of shares of Series A Preferred Stock held by Equity Fund Parallel, representing in the aggregate no more than 4.99% of the outstanding shares of Class A common stock.

(c)	Except as set forth in this Amendment No. 1, none of the Reporting Persons has effected any transactions in Class A common stock during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A common stock beneficially owned by any of the Reporting Persons.

(e)

As of October 12, 2023, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A common stock. Accordingly, this Amendment No. 1 is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to revise certain provisions contained therein:

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in their entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following to the end thereof:

D.	Stock Purchase Agreement, dated October 9, 2023, by and among AEA Growth Equity Fund LP, AEA Growth Equity Fund (Parallel) LP, and HealthQuest Tactical Opportunities Fund, L.P.

E.

Conversion Restriction Agreement, dated October 12, 2023, by and among AEA Growth Equity Fund LP, AEA Growth Equity Fund (Parallel) LP, AEA Growth Equity Partners LP, AEA Growth Equity GP LLC, AEA Management UGP LLC, Brian R. Hoesterey, and American Oncology Network, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2023

AEA Growth Equity Fund LP		AEA Growth Equity Fund (Parallel) LP

By:	AEA Growth Equity Partners LP, its general partner	By:	AEA Growth Equity Partners LP, its general partner
By:	AEA Growth Equity GP LLC, its general partner	By:	AEA Growth Equity GP LLC, its general partner

By:	/s/ Michelle Marcellus	By:	/s/ Michelle Marcellus
	Name: Michelle Marcellus		Name: Michelle Marcellus
	Its: Vice President		Its: Vice President

AEA Growth Equity Partners LP		AEA Growth Equity GP LLC

By:	AEA Growth Equity GP LLC, its general partner	By:	/s/ Michelle Marcellus
Name: Michelle Marcellus
By:	/s/ Michelle Marcellus		Its: Vice President
Name: Michelle Marcellus
Its: Vice President

AEA Management UGP LLC		Brian R. Hoesterey

By:	/s/ Barbara L. Burns	/s/ Barbara L. Burns
	Name: Barbara L. Burns	Barbara L. Burns, Attorney-in-fact
Its: Vice President